UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MARCH 2, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2009 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MARCH 2, 2010

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Reports Fourth Quarter and Fiscal 2009 Results

Annual Revenues Increase to $8 Million, Achieves Annual Net Income of $1.9 Million or $0.04 Per Share

TORONTO, CANADA, February 26, 2010 -- Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, reported its fourth quarter and fiscal 2009 results for the period ended December 31, 2009.  All dollar amounts are in U.S. dollars.

“Fiscal 2009 marked another important year for Diversinet as we continued our transition from primarily research and development to actual sales and marketing of one of the most feature-rich and capable secure application platforms for the mobile world,” said Albert Wahbe, Diversinet’s CEO.

2009 Financial Highlights

Revenues for the fourth quarter increased 8% to $2.1 million from $1.9 million in the same period a year ago.  Revenue for the year increased 73% to $8.0 million from $4.6 million in 2008.  Revenues in 2009 included $6.5 million from the license and revenue share agreement with AllOne Mobile Corporation (“AllOne”) signed in the third quarter of 2008.

Net loss for the quarter was $406,000 or $(0.01) per share, compared to net income in the same year-ago quarter of $272,000 or $0.01 per share.  Fourth quarter 2009 net loss included non-cash items of $448,000 in stock-based compensation expense and $20,000 in depreciation and amortization, and a foreign exchange gain of $138,000.  This compares to non-cash items in the same year-ago quarter of $598,000 in stock-based compensation and $76,000 in depreciation and amortization, and a foreign exchange gain of $616,000.

Net income for the year was $1.9 million or $0.04 per share, compared to a net loss of $1.9 million or $(0.04) per share in 2008.  Included in the full year net income were non-cash items of $1.2 million in stock-based compensation and $76,000 in depreciation and amortization, and a foreign exchange gain of $1.3 million.  This compares to non-cash items in 2008 of $1.4 million in stock-based compensation and $155,000 in depreciation and amortization, and a foreign exchange gain of $655,000.

Cash and cash equivalents totaled $12.7 million at December 31, 2009, an increase of $592,000 from the prior year.

2009 Operational Highlights

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In April, the AllOne Mobile Secured by Diversinet product that utilizes Diversinet’s MobiSecure Wallet and Vault won the Info Security Products Guide’s 2009 Global Product Excellence Award for Security Solution for Health.

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In May, the MyHealth Mobile and AllOne Mobile secured by Diversinet applications were approved and are now available on the Verizon BREW application deck for download.  Also in May, the AllOne Mobile secured by Diversinet product went live, with a mobile consumer direct PHR (personal health record) solution available through Microsoft’s HealthVault.com.

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In June, Diversinet was awarded an additional United States patent (No. 7,555,460) entitled, “Payment System and Method Using Tokens.”  This patent provides a method for collecting payment over the Internet by a third party for services using secure digital tokens issued by a third party.  The new patent addresses several security and fraud issues related to the use of credit card payments over the internet.  Diversinet’s patent portfolio includes six patents in the U.S., two in Canada, and four in Israel, with 24 patents pending.

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Also in June, AllOne Mobile secured by Diversinet products went live on the iTunes App Store: AllOne Mobile and mCare.  The mCare application was designed for a U.S.  Army pilot program that creates a challenge response secure session with the wounded warrior for real-time interactive feedback.  The AllOne Mobile direct-to-consumer application for Microsoft’s HealthVault became available in August.

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Following the successful implementation of our U.S. Army pilot the pilot metrics were expanded.  AllOne Mobile’s platform is expected to support the rehabilitation needs of up to 10,000 soldiers in a phased implementation over the next year.

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In December, Diversinet furthered its industry leading innovation in software-based authentication by expanding its offering to include time-based OTP for its MobiSecure SoftToken.  The technology is based on the TOTP Oath specification.  Diversinet’s MobiSecure SoftToken is available for mobile, PC, SMS and as a web browser plugin.  It also supports a wide variety of mobile platforms like J2ME, Blackberry, Windows Mobile, iPhone and Android.  MobiSecure SoftTokens are now available for both time-based or event-based algorithms.

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In December 2009, AllOne Mobile commenced discussions with Diversinet to renegotiate its license and revenue sharing agreement.  In January 2010, the company received notice from AllOne Mobile that it has commenced a legal proceeding in Pennsylvania seeking the termination of the agreement upon payment of $3,000,000.  The company believes the amounts due under the agreement, if terminated at this time, are substantially greater than the amount claimed.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings and the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

Unaudited

As at December 31	2009	2008
Assets
Current assets:
Cash and cash equivalents	$ 12,667,842	$ 12,075,422
Accounts receivable, net	79,717	-
Prepaid expenses	35,182	57,346
Total current assets	12,782,741	12,132,768

Property and equipment, net	218,126	255,264
Total assets	$ 13,000,867	$ 12,388,032

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 148,531	$ 168,078
Accrued liabilities	296,255	511,961
Deferred revenue	134,000	2,646,356
Total current liabilities	578,786	3,326,395

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
48,335,872 (47,031,935 – 2008)
common shares	69,187,052	68,099,993
Contributed surplus	7,965,227	7,596,686
Share purchase warrants	7,732	13,687
Deficit	(63,217,209)	(65,128,008)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,422,081	9,061,637

Total liabilities and shareholders’ equity	$ 13,000,867	$ 12,388,032

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss), Comprehensive Income (Loss) and Deficit

(In United States dollars)

Unaudited

For the year ended December 31	2009	2008	2007
Revenues	$ 7,972,929	$ 4,614,790	$ 4,536,983
Cost of revenues	175,138	307,946	239,878
Gross margin	7,797,791	4,306,844	4,297,105

Expenses:
Research and development	3,351,742	2,601,833	2,265,755
Sales and marketing	1,448,000	1,862,337	1,780,991
General and administrative	2,326,380	2,512,454	3,738,545
Depreciation and amortization	75,559	154,881	119,647
	7,201,681	7,131,505	7,904,938

Income (loss) before the undernoted:	596,110	(2,824,661)	(3,607,833)

Foreign exchange gain (loss)	1,253,375	655,020	(71,106)
Interest income	61,314	220,308	245,968
Net income (loss) for the year and comprehensive net income (loss)	1,910,799	(1,949,333)	(3,432,971)

Deficit, beginning of year	(65,128,008)	(63,178,675)	(59,745,704)
Net income (loss) for the year	1,910,799	(1,949,333)	(3,432,971)
Deficit, end of year	$(63,217,209)	$(65,128,008)	$(63,178,675)

Basic and diluted earnings (loss) per share	$ 0.04	$ (0.04)	$ (0.09)
Weighted average common shares outstanding	47,191,669	44,454,008	36,872,086
Weighted average fully diluted common shares outstanding	47,295,515	44,454,008	36,872,086

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

Unaudited

For the year ended December 31	2009	2008	2007

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,910,799	$ (1,949,333)	$ (3,432,971)
Items not involving cash:
Depreciation and amortization	75,559	154,881	119,647
Foreign exchange gain	(1,151,363)	(590,836)	-
Stock-based compensation expense	1,195,570	1,389,323	1,542,743
	2,030,565	(995,965)	(1,770,581)
Changes in non-cash working capital:
Accounts receivable	(79,717)	122,687	31,422
Prepaid expenses	22,164	5,759	77,976
Accounts payable	(19,547)	(81,424)	77,211
Accrued liabilities	(215,706)	(219,500)	190,901
Deferred revenue	(2,512,356)	2,515,395	(807,589)
Cash provided by (used in) operations	(774,597)	1,346,952	(2,200,660)

Financing activities:
Issue of common shares and warrants for cash	254,075	1,773,500	5,559,548
Cash provided by financing activities	254,075	1,773,500	5,559,548

Investing activities:
Purchase of property and equipment	(38,421)	(30,152)	(110,917)
Cash used in investing activities	(38,421)	(30,152)	(110,917)

Foreign exchange gain (loss) on cash held in foreign currency	1,151,363	590,836	-

Net increase in cash and cash equivalents	592,420	3,681,136	3,247,971

Cash and cash equivalents, beginning of year	12,075,422	8,394,286	5,146,315

Cash and cash equivalents, end of year	$ 12,667,842	$ 12,075,422	$ 8,394,286

Supplemental cash flow information:
Interest received	61,314	220,308	245,968

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board	414,188	588,489	797,159
Issuance of shares for public relations services	-	-	61,545

Cash and cash equivalents is comprised of:
Cash	563,471	762,266	857,609
Cash equivalents	12,104,371	11,313,156	7,536,677
	$ 12,667,842	$ 12,075,422	$ 8,394,286